UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PAR Technology Corporation

(Name of Issuer)

Common Stock, par value $0.02

(Title of Class of Securities)

698884103

(CUSIP Number)

February 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

Scott Stewart Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,361,339
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,361,339
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,361,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

5.1%

12.	Type of Reporting Person (See Instructions)

IN

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 2 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Investment Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,361,339
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,361,339
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,361,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

5.1%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 3 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

MVM Funds, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,361,339
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,361,339
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,361,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

5.1%

12.	Type of Reporting Person (See Instructions)

OO

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 4 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	593,482
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	593,482
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

593,482

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

2.2%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 5 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	766,640
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	766,640
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

766,640

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

2.9%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 6 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Partners Fund GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,217
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,217
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,217

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

0.005%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 7 of 14 Pages

CUSIP No. 698884103

1.	Names of Reporting Persons

Greenhaven Road Capital Partners Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,217
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,217
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,217

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

0.005%

12.	Type of Reporting Person (See Instructions)

PN

Note:	Ownership information above is as of the end of business on February 18, 2022, the business day before the date of filing of this Schedule 13G.

Page 8 of 14 Pages

Item 1.

(a)	The name of the issuer is PAR Technology Corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Scott Stewart Miller; (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); (5) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”); (6) Greenhaven Road Capital Partners Fund, LP, a Delaware limited partnership (the “Partners Fund”, and together with Fund 1 and Fund 2, the “Funds”); and (7) Greenhaven Road Capital Partners Fund GP, LLC, a Delaware limited liability company (the “Partners Fund GP”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of Fund 1, Fund 2 and the Investment Manager. Tollymore Investment Partners LLP, a U.K. investment adviser, sub-advises the shares held by the Partners Fund. The Partners Fund GP is the general partner of the Partners Fund. Scott Stewart Miller is the controlling person of the General Partner and the Partners Fund GP. Scott Stewart Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by Fund 1 and Fund 2. Scott Stewart Miller, the Investment Manager, the General Partner and the Partners Fund GP may be deemed to beneficially own the Common Stock directly beneficially owned by the Partners Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Royce & Associates LLC, 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.02 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 698884103.

Page 9 of 14 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business February 18, 2022, the business day before the date of filing of this Schedule 13G.

As of the Event Date of February 7, 2022, the beneficial ownership of the Reporting Persons was as follows:

•	Fund 1 directly beneficially owned 589,174 shares of Common Stock, representing 2.2% of all of the outstanding shares of Common Stock.

•	Fund 2 directly beneficially owned 760,948 shares of Common Stock, representing 2.8% of all of the outstanding shares of Common Stock.

•	Partners Fund directly beneficially owned 1,217 shares of Common Stock, representing 0.005% of all of the outstanding shares of Common Stock.

•	Collectively, Fund 1, Fund 2 and the Partners Fund directly beneficially owned 1,361,339 shares of Common Stock, representing 5.0% of all of the outstanding shares of Common Stock.

Page 10 of 14 Pages

The percentages of beneficial ownership contained herein are based on 26,864,741 shares of the Issuer’s common stock outstanding as of November 2, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

Greenhaven Road Capital Partners Fund GP, LLC

Greenhaven Road Capital Partners Fund, L.P.

By:	/s/ Scott Stewart Miller
Scott Stewart Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Fund 1, Fund 2 and the Investment Manager) and the Partners Fund GP (for itself and on behalf of the Partners Fund)

Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 13 of 14 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.02 per share, of PAR Technology Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 22, 2022

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

Greenhaven Road Capital Partners Fund GP, LLC

Greenhaven Road Capital Partners Fund, L.P.

By:	/s/ Scott Stewart Miller
Scott Stewart Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Fund 1, Fund 2 and the Investment Manager) and the Partners Fund GP (for itself and on behalf of the Partners Fund)

Page 14 of 14 Pages